Exhibit 99.1

FOR IMMEDIATE RELEASE                                              July 27, 2000

CONTACT:      Donald L. Rich, President & CEO                       408-496-0474

Castelle Reports Second Quarter 2000 Results: 3 Consecutive Quarters of Profitability

SANTA CLARA, Calif., July 27, 2000 - CASTELLE (Nasdaq: CSTL) today announced financial results for the second fiscal quarter ended June 30, 2000.

Net sales for the second quarter of 2000 were $3.8 million, compared to $3.7 million for the same period in 1999. The Company recorded net income for the second quarter of 2000 of $211,000 or earnings of $0.04 per share, on a fully diluted basis, compared to a net loss of $1.5 million or a loss of $0.31 per share for the same period in 1999. This compares to net income in the fourth quarter of 1999 and first quarter of 2000 of $114,000 and $169,000,respectively, or earnings of $0.02 and $0.03 per share, respectively.

Net sales for the first six months of 2000 were $7.9 million compared with $8.2 million for the same period of 1999. Net income for the six-month period was $380,000 or $0.07 per share compared to a net loss of $2.9 million or $0.64 per share for the 1999 period, resulting from higher margins and reduced operating expenses. The shortfall in sales was largely due to the continued decline in demand for our print server product line, mainly in the Asia Pacific Region. The loss in 1999 included a $1.1 million reserve for excess inventory related to the print serve product line. Excluding the reserve, the net loss for the period would have been $1.7 million, or $0.38 per share.

Donald L. Rich, President and CEO, stated, "Our strategy over the past 18 months has been to stabilize the business, return to profitability and develop new products to grow our revenues. We are pleased with our third consecutive profitable quarter and the healthy trend of increasing earnings per share. Our higher-margin fax server product line has continued to do well with a slight increase in shipments over the same period last year as well as the first quarter of this year, offsetting lower print server product sales. During the third quarter we will enter new markets by introducing the OfficeDirect product family of unified email/fax messaging and network attached storage server appliances for small and medium size offices."

About Castelle Founded in 1987, Castelle develops and markets products that enable organizations to easily implement Internet and Intra-office messaging, data storage and printing over local area networks. Castelle is one of the pioneers of application server appliances and has developed expertise to integrate most complex functions into very easy-to-use and maintain, "plug-& -forget" shared devices. We believe Castelle's products are more economical than comparable software-only solutions, as they do not require a large technical staff to install, operate and maintain. Castelle products are utilized by industry leaders including Fortune 1000 companies and also by small and medium-sized business worldwide and are available through a worldwide network of distributors, value-added resellers, systems integrators, e-commerce retailers, and the Castelle On-Line Store. Castelle is headquartered in Santa Clara and can be reached at 408-496-0474, fax 408-496-0502 or www.castelle.com.

Forward-Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties, relating to the future events, including the ability of the Company to continue to (i) develop, introduce and achieve acceptance of new products,(ii) be profitable,(iii) be cash flow positive, (iv) improve on working capital,and (iv)deliver quality customer support. Actual events or the Company's results may differ materially from the events or results discussed in the forward-looking statement for a number of reasons including, without limitation, the timely development, acceptance and pricing of new products and the general economic conditions as they affect the Company's customers. The Company assumes no obligation to update the forward-looking information. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements as contained in the Company's reports to the Securities and Exchange Commission, including the Company's Form 10-K for the fiscal year ended December 31, 1999.
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